July 10, 2009

By EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:	Mr. Jim Rosenberg,
Senior Assistant Chief Accountant
Mail Stop 4720

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 18, 2009
Definitive Proxy Statement
Filed on April 8, 2009
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated June 12, 2009, concerning the company’s annual report on Form 10-K and definitive proxy statement, both referenced above. In order to facilitate your review of our responses, we have repeated your comments in bold in numerical order, immediately followed by our response in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of
Operations Critical Accounting Policies and Estimates Derivatives, page 39

1.	Refer to your response to prior comment six of our April 3rd letter. Please disclose the amount of your derivative fair values that you obtained from quoted market prices and the fair value amount of over-the-counter instruments obtained by pricing valuation models or broker quotes. In addition, please disclose the dollar amounts of adjustments for your non-performance risk in arriving at the fair value of your derivatives.

RESPONSE:

In accordance with your comment, the proposed disclosure provided in our previous response has been revised as shown below. Language added to the proposed disclosure contained in our response of May 8 has been underlined. Please note that we have not provided an amount for the derivative fair values that are obtained from quoted market prices. The derivative transactions on which we obtain quoted market prices are settled daily, and therefore are not reflected in our statement of financial position.

This disclosure will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations of future filings of our Annual Report on Form 10-K to the extent that we conclude accounting for derivatives in such future years involves accounting estimates or assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on our financial condition or operating performance.

     We primarily use derivatives to hedge or reduce exposure to market risks. The fair values of exchange-traded derivatives are determined through quoted market prices. The fair values of over-the-counter derivative instruments are determined using either pricing valuation models that utilize market observable inputs or broker quotes. Over-the-counter derivative assets and liabilities valued using pricing valuation models represents 89.8%, on an absolute fair value basis, while the remaining 10.2% are valued using broker quotes. See Note 8 – Fair Value of Financial Instruments for further discussion [March 31, 2009 information used for illustrative purposes.] The fair values of our derivative instruments can be impacted by changes in interest rates, foreign exchange rates, credit spreads, equity indices, and volatility, as well as other contributing factors.

     The majority of our over-the-counter derivatives are valued with models that use market observable inputs. Significant inputs include interest rates, currency exchange rates, credit spread curves, equity prices, and volatility. These valuation models consider projected discounted cash flows, relevant swap curves, and appropriate implied volatilities. Certain over-the-counter derivatives utilize unobservable market data, primarily independent broker quotes.

     Our derivative contracts are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements, which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Collateral arrangements are bilateral and based on current ratings of each entity. We utilize the LIBOR interest rate curve to value our positions, which includes a credit spread adjustment. This credit spread reflects an appropriate adjustment to our valuations for nonperformance risk based on the current ratings of our counterparties, as well as the collateral agreements in place. Counterparty credit risk is routinely monitored to ensure our adjustment for non-performance risk is appropriate.

     We also issue certain annuity contracts and other insurance contracts that include embedded derivatives that have been bifurcated from the host contract. The key assumptions for calculating the value of the embedded derivative liabilities are market assumptions (such as equity market returns, interest rate levels, market volatility, correlations, among other things) and policyholder behavior assumptions (such as lapse, mortality, utilization, withdrawal patterns, among other things). They are valued using a combination of historical data and actuarial judgment. Stochastic models are used to value the embedded derivatives that incorporate a spread reflecting our own creditworthiness and risk margins. The assumption for our own non-performance risk is based on the current market credit spreads for debt-like instruments that we have issued and are available in the market. As our non-performance risk increases, the fair value of the embedded derivative liabilities decreases. As our credit spreads widen or tighten, the fair value of the embedded derivative liabilities decrease or increase with an offsetting amount reflected in net income. If the current market credit spreads reflecting our own creditworthiness move to zero (tighten), the reduction to net income would be approximately $52 million, net of DPAC and income taxes, based on December 31, 2008 reported amounts. The use of risk margins for the valuation of embedded derivatives increases the fair value of the embedded derivative liabilities.

     The accounting for derivatives is complex and interpretations of the applicable accounting standards continue to evolve. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment. Judgment and estimates are used to determine the fair value of some of our derivatives. Volatility in net income can result from changes in fair value of derivatives that do not qualify or are not designated for hedge accounting and changes in fair value of embedded derivatives.

Notes to Consolidated Financial Statements
Note 17. Fair Value of Financial Instruments, page 154.

2.	We acknowledge your response to comment 11 of our April 3rd letter. However, we continue to believe that the information is more beneficial when shown on a gross basis. Please revise your fair value measurement disclosure accordingly or revise your proposed footnote to the table to include the gross amount of the transfers in and transfers out of the Level 3 category.

RESPONSE:

In response to your comment, our proposed footnote will be revised to illustrate the presentation of the requested information in future filings. Language added to our proposed disclosure set out in our May 8 response has been underlined. We are unable to produce the information at this time as systems changes will be needed to capture and report the data elements. We plan to provide the requested information in our Annual Report on Form 10-K for the year ended December 31, 2009.

Assets transferred into and out of Level 3 during 2008 were $xx and $xx, respectively. Assets transferred into Level 3 include assets added to our watchlist that were previously priced using a spread pricing matrix which is no longer relevant when applied to asset-specific situations. In addition, other assets were transferred into Level 3 if we determined a more accurate price using a more relevant comparable trade. The majority of assets that transfer out of Level 3 include those where we are now able to obtain pricing from a recognized external pricing service such as IDC or Standard & Poors.

Definitive Proxy Statement filed on April 8, 2009

Compensation Discussion & Analysis
Individual Performance Factors, page 26

3.	We have reviewed your response to prior comment 1 from our April 27th letter. Although you state in that response and in your proxy statement on page 26, that your Committee made a subjective determination of each Named Executive Officer’s performance, you disclose that the Committee took into consideration, among other things, such person’s individual goal achievement. In your response you state that you consider “the individual performance factors discussed on page 26 of the proxy statement to be qualitative and subjective,” however, some of the individual financial goals on page 26 of your proxy statement appear to be quantitative/objective performance goals. For each Named Executive Officer that received an annual incentive award in 2008, please disclose any specific individual quantitative/objective performance goals that the Committee took into consideration.  For example, you disclose on page 26 of your proxy statement “Mr. Houston, Mr. McCaughan and Mr. Sorensen had Operating Earnings goals for their respective businesses that would support achievement of the overall corporate Operating Earnings goal, as well as applicable specific growth goals for sales, revenues, deposits or customers.  Mr. McCaughan had specific goals on investment performance related to asset management industry performance rankings.” Please disclose each of these quantitative/objective goals and whether the Named Executive Officer met their respective goals. In addition, please confirm that you have disclosed a complete description of all qualitative and subjective individual goals that the Committee took into consideration when it made its subjective determination to award the annual incentive awards in 2008.

RESPONSE:

As is described on page 24 of the proxy statement, the Company maintains the Annual Incentive Plan under which bonuses are paid to our named executive officers. The Annual Incentive Plan is a shareholder approved plan that has been designed to have amounts paid thereunder treated as performance based compensation exempt from the limitations of Section 162(m) of the Internal Revenue Code. This Plan establishes a bonus pool based on

2% of annual operating earnings, which is allocated among the named executive officers. The Human Resources Committee retains negative discretion to provide for an annual incentive payment which is less than the amount that could be paid in accordance with the formula established under the Annual Incentive Plan.

Ordinarily, as is stated on page 24 of the proxy statement, the Committee generally considers the terms of a broad-based employee incentive compensation plan (“PrinPay”) to assist it in determining the amount that should actually be paid as an annual incentive to the named executive officers under the Annual Incentive Plan. However, as is stated in some detail on page 25 of the proxy statement, the threshold level of operating earnings (after giving effect to some negative adjustments approved by the Committee) did not exceed the threshold level of operating earnings required to generate a payment under PrinPay. Because that result related in larger part to general financial conditions, the Committee elected to exercise its discretion under PrinPay to set the “corporate score” at 35% for all PrinPay participants.

However, as is reflected on page 26 and permitted under its authority to exercise negative discretion under the Annual Incentive Plan, the Committee assessed the amount that should be paid to each of the named executive officers. The Committee determined not to award any annual incentive to Mr. Griswell and Mr. Zimpleman, at that time our chairman and our chief executive officer and president. The Committee then determined, in its discretion and based on its subjective determination of corporate and each such officer’s performance, to award certain annual incentive payments as a percentage of each officer’s target incentive.

While, as is stated on page 26 of the proxy statement, the Committee made its determination for these named executive officers based on “factors regarding Company performance outlined above; their respective business unit's performance; and individual goal achievement,” there was no specific weight assigned to any such factor, and no systematic analysis of each of these factors (or, as your comment might suggest, each of the individual goals that had been established, whether quantitative or qualitative). The Committee reached its determination subjectively, and based on its general assessment of how well the Company, the executive and the executive’s business unit performed, without a measurable assessment of any quantitative corporate or individual performance goals. This is the reason we stated in our prior response that the “the individual performance factors” referenced on page 26 and that were applied to the determination of the annual incentive award payable, were “subjective and qualitative.”

In retrospect, we understand how the discussion of the individual performance factors listed under the heading “Individual Performance Factors” may have given the impression that quantitative factors were part of the final annual incentive determination. The individual factors described under this heading were the factors that would have been applied in the ordinary course under PrinPay to determine each named executive officer’s individual score. As the compensation disclosure and analysis is to describe the process for paying compensation, we included a description of these individual factors because, in ordinary circumstances, they could have affected the determination of the annual incentive payable to a particular named executive officer. However, as is stated on page 26, under the heading of “Final Annual Incentive Award Determination,” because “the Company did not achieve its threshold Operating Earnings goal under the PrinPay Plan, the Committee made a subjective determination of each Named Executive Officer's performance.” And it is this subjective determination to which we referred in our prior response.

Accordingly, as is explained above, we hereby confirm that we have fully disclosed all qualitative and subjective individual goals that the Committee took into consideration when it made its subjective determination to award annual incentive awards in 2008. We also confirm that to the extent that specific individual quantitative/objective performance goals form a material part of the basis for the Human Resources Committee to award annual incentive compensation in the future to a named executive officer, we will disclose each of these quantitative/objective goals and whether the named executive officer met such officer’s respective goals. However, as was explained in our response of May 8, 2009, any annual incentive compensation awards that will be made for 2009 are subject to the Committee’s complete discretion, other than the condition that the maximum amount payable amount will still be governed by the Annual Incentive Plan in compliance with the requirements of Internal Revenue Code Section 162(m).

* * * * *

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis
Terrance J. Lillis
Senior Vice President and
Chief Financial Officer
(515) 247-4885

cc:	Don Abbott (Securities and Exchange Commission)
Dana Hartz (Securities and Exchange Commission)
Jeffrey Riedler (Securities and Exchange Commission)
Jennifer Riegel (Securities and Exchange Commission)